

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Mr. Brent Millward
President, Secretary, Treasurer and Director
Mokita, Inc.
11420 – 142 Street NW
Edmonton, AB, T5M-1V1

> **Re: Mokita, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed July 15, 2010**
> **File No. 333-167275**

Dear Mr. Millward:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1/A, filed July 15, 2010
General

1.   Please update the financial statements and related sections of the filing to present the results of the interim period and for the period from inception through the most recent interim period ending.

Risk Factors, page 6

2.   Please revise Risk Factor 14 in order to clarify/correct the reference to "a gardening products distribution business."

Use of Proceeds, page 10

3.   We note your response and the amendments made to your Registration Statement in response to comment 5 of our letter dated June 30, 2010. Based on your revisions, the

assertion on page 10 that "the Company does not intend to pay <u>any</u> (emphasis added) offering expenses from the proceeds from this Offering" is false and misleading. Please delete any assertion you make throughout the document that you do not intend to pay any offering expenses from the proceeds.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations – Plan Of Operation, page 32</u>

4.   The staff notes the expanded disclosure appearing in MD& A – Plan of Operation regarding the customer transaction process. Please revise Item 3. Summary Information and Risk Factors – General Information About The Company and Item 11. Information With Respect To Registrant – Description of Business to be consistent with this disclosure. In addition, expand the disclosure to provide an example of a customer transaction to allow investors to understand the flow of cash between customer, credit card company, Mokita and the service provider. These revisions should also include how you will get the service providers to agree to this arrangement.

<u>Report of Independent Registered Public Accounting Firm, page 20</u>
<u>Exhibit 23.2 Consent of Independent Registered Public Accounting Firm</u>

5.   Please revise the audit report to delete the reference to consolidated financial statements since the company has no subsidiaries. Also, the report should refer to Note 7 (Going Concern) rather than Note 3 (Provision For Income Taxes). In addition, provide a new consent titled as Exhibit 23.1 and refer to Mokita, Inc. rather than Mokita, Inc. Productions Ltd.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: (facsimile only)
        James B. Parsons
        Parsons/Burnett/Bjordahl, LLP
        Fax: (425) 451-8568